Mail Stop 3010

February 23, 2010

VIA U.S. MAIL and FAX 801-365-4881

Kent Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway
Suite 400
Salt Lake City, UT 84121

> **Re:** **Extra Space Storage Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2009**
> **Filed November 5, 2009**
> **Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 001-32269**

Dear Mr. Christensen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant